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SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13E(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

WORLDPORT COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

THE HEICO COMPANIES, L.L.C.
MICHAEL E. HEISLEY, SR.
W.C. I. ACQUISITION CORP.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98155 J 10 5
(CUSIP Number of Class of Securities)

MICHAEL E. HEISLEY
PRESIDENT
W.C. I. ACQUISITION CORP.
5600 THREE FIRST NATIONAL PLAZA
CHICAGO, ILLINOIS 60602
(312) 419-8220

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

WITH A COPY TO:
HELEN R. FRIEDLI, P.C.
MCDERMOTT, WILL & EMERY
227 WEST MONROE STREET
CHICAGO, ILLINOIS 60606
(312) 372-2000

CALCULATION OF FILING FEE: Previously Paid

☐  CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

INTRODUCTION

        This Amendment No. 1 to Schedule TO relates to the offer by W.C.I. Acquisition Corp., a Delaware corporation, The Heico Companies, L.L.C., J O Hambro Capital Management Limited, and Michael E. Heisley, Sr. to purchase any and all outstanding shares of common stock, par value $0.0001 per share, of WorldPort Communications, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser with the SEC on December 23, 2002. Copies of the Offer to Purchase and the Letter of Transmittal are field as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, of the Schedule TO and are incorporated herein by reference.

        All information in the (i) Offer to Purchase, including all schedules thereto and (ii) the Letter of Transmittal are incorporated by reference in answer to all of the items in this Schedule TO. Additional information with respect to certain items in this Schedule TO is set forth below. Capitalized terms used by not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

  •
  The Heico Companies, L.L.C., Mr. Michael E. Heisley, Sr., and J O Hambro Capital Management Limited are hereby added as bidders with respect to the Offer. The Heico Companies, LLC and Mr. Michael E. Heisley, Sr. are hereby added as filing persons with respect to the Offer.

  •
  "SPECIAL FACTORS—Background of the Offer" is hereby amended and supplemented by amending and restating the first paragraph of the section to read as follows:

    "At a meeting of WorldPort's Board of Directors on September 30, 2002, the Board generally reviewed the feasability of a number of strategic alternatives for enhancing stockholder value. These alternatives principally involved pursuing as yet unidentified acquisition opportunities, the start-up of a new business, a potential liquidation of WorldPort, and the possibility of a going private transaction."

  •
  "SPECIAL FACTORS—Background of the Offer" is hereby further amended and supplemented by adding the following disclosure to the third paragraph of the section, after the second sentence of that paragraph:

    "Hambro's letter and its Schedule 13D discussed issues similar to those described under, "SPECIAL FACTORS—Reasons for and Purpose of the Offer and the Merger; Purchaser's Plan for WorldPort."

  •
  "SPECIAL FACTORS—Background of the Offer" is hereby further amended and supplemented by revising the first sentence of the fifth paragraph to read as follows:

    "Heico and Hambro concluded that the benefits of taking WorldPort private were greater than the other option that they had considered, a liquidation of WorldPort, since they believed it would be very difficult to complete a liquidation given WorldPort contingent liabilities."

  •
  "SPECIAL FACTORS—Reasons for and Purpose of Offer and the Merger; Purchaser's Plans for WorldPort" is hereby amended and supplemented by deleting the third and fourth sentence of the first paragraph of the section and replacing them with the following disclosure:

    "Approximately $57.6 million, or approximately 48% of the book value of WorldPort's total assets as of September 30, 2002, is the result of a U.S. Federal income tax refund received by WorldPort. The tax return pursuant to which such refund was obtained remains subject to audit by the Internal Revenue Service until March 15, 2005, unless WorldPort would agree to extend that date. To our knowledge, the Internal Revenue Service has not provided WorldPort with any indication as to whether or not the Internal Revenue Service intends to audit this return."

  •
  "SPECIAL FACTORS—Reasons for and Purpose of the Offer and the Merger; Purchaser's Plans for WorldPort" is hereby further amended and supplemented by adding the following sentence to the second paragraph of the section:

    "In WorldPort's Form 10-Q for the quarter ended September 30, 2002, WorldPort reported that it earned interest income of approximately $1.4 million during the nine months ended September 30, 2002. During this same period, WorldPort had selling, general and administrative expenses of approximately $2.6 million. During the three month period ended September 30, 2002, WorldPort had interest income of $545,000 and selling, general and administrative expenses of $665,000."

  •
  "SPECIAL FACTORS—Purchaser's Position Regarding the Fairness of the Offer and the Merger" is hereby amended and supplemented by deleting the first paragraph of that section and replacing it with the following:

    "W.C.I., Heico and Mr. Heisley believe the Offer and the Merger are both financially and procedurally fair to WorldPort's stockholders who are not affiliated with W.C.I., Heico or Hambro. They base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger."

  •
  "SPECIAL FACTORS—Purchaser's Position Regarding The Fairness of the Offer and the Merger-Net Book Value; Contingent Liabilities" is hereby amended and supplemented by adding the following new paragraphs under the section:

    "WorldPort's contingent trailing liabilities are described in detail in its Form 10-Q for the quarterly period ended September 30, 2002 and in the Schedule 14D-9 filed by WorldPort in response to this Offer. In those documents, WorldPort provides additional information about all of its material liabilities including the contingent liability related to its tax refund, a guarantee of a lease of its Irish subsidiary, and certain claims being made against WorldPort for contracts entered into by its Irish subsidiary.

    "Upon any liquidation, dissolution or winding up of WorldPort, whether voluntary or involuntary, the holders of WorldPort's preferred stock are entitled to be paid out the assets of WorldPort, prior to any distribution or payment to the holders of WorldPort's common stock, a liquidation preference which in the aggregate totals approximately $67.6 million. The preferred stock is not redeemable. In the Joint Venture Agreement executed by Heico, Hambro and certain of their affiliates in connection with the formation of W.C.I., they agreed that if the Offer and the Merger were completed, the preferred stock would be redeemed for an amount equal to its liquidation preference. Substantially all of the preferred stock is owned by Heico. The terms of WorldPort's preferred stock are described in greater detail in footnote 10 to WorldPort's financial statements, which are filed as an exhibit to WorldPort's Form 8-K dated June 6, 2002."

  •
  "SPECIAL FACTORS—Conflicts of Interest-Directors and Officers of Purchaser and WorldPort" is hereby amended and supplemented by adding the following disclosure at the end of the first paragraph:

    "Mr. Sage serves as a director for other companies owned by Heico and receives compensation in connection with such services. WorldPort's Board of Directors consists of five individuals: Michael Heisley, Stanley Meadows, Emily Heisley Stoeckel, Andrew Sage and Kathleen Cote.

  •
  Section 10, Source and Amount of Funds, is hereby amended and supplemented by deleting both paragraphs under that heading and inserting the following:

    "W.C.I estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by W.C.I. or its stockholders) pursuant to the Offer and to pay related fees and expenses will be approximately $11.5 million. W.C.I. intends to obtain the funds necessary to complete the Offer pursuant to loans from Heico and Hambro, each of which have agreed to provide such loans. The loans will bear interest at 10%. W.C.I. intends to repay the loans after the Merger is complete with WorldPort's remaining cash resources."

  •
  The "Summary Term Sheet" and "Questions and Answers About The Tender Offer" are hereby amended by deleting any reference to WorldPort making a loan to W.C.I.

  •
  Section 11, Certain Conditions of the Offer, is hereby amended and supplemented by amending and restating the first sentence of the first paragraph of the section to read as follows:

    "Notwithstanding any other term of the Offer, W.C.I. shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Company's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer) to pay for any shares of WorldPort common stock tendered pursuant to the Offer not theretofore accepted for payment or paid for, and may terminate or amend the Offer if at any time on or after the date hereof and prior to the expiration of the Offer, any of the following conditions shall occur:"

    •
    Section 11, Certain Conditions of the Offer, is hereby further amended by deleting subparagraph (h), "WorldPort fails to provide and fund a loan to Purchaser as described in Section 10, "The Offer—Source and Amount of Funds."

    •
    Section 13, Certain Legal Matters, General, is hereby amended and supplemented by adding the following paragraph after the fourth paragraph of the section:

      "Certain Litigation. We understand that on January 8, 2003, four complaints, captioned H. Peter Heinen, On Behalf of Himself and All Others Similarly Situated v. WorldPort Communications, Inc., Michael E. Heisley, Sr., Andrew G. Sage, II, Stanely H. Meadows, Emily Heisely Stoeckel and Kathleen Cote (Case No. 03CH00412), Johannes Ziklens, On Behalf of Himself and All Others Similarly Situated v. WorldPort Communications, Inc., Michael E. Heisley, Sr., Andrew G. Sage, II, Stanely H. Meadows, Emily Heisely Stoeckel and Kathleen Cote (Case No. 03CH00390), Alfred W. Witter, On Behalf of Himself and All Others Similarly Situated v. WorldPort Communications, Inc., Michael E. Heisley, Sr., Andrew G. Sage, II, Stanely H. Meadows, Emily Heisely Stoeckel and Kathleen Cote (Case No. 03CH00411), and Karin Bastians, On Behalf of Herself and All Others Similarly Situated v. WorldPort Communications, Inc., Michael E. Heisley, Sr., Andrew G. Sage, II, Stanely H. Meadows, Emily Heisely Stoeckel and Kathleen Cote (Case No. 03CH00413), were filed in the Circuit Court of Cook County, Illinois, County Department, Chancery

      Division against WorldPort and its current directors. In addition, we understand that a complaint captioned Richard Frank v. Michael Heisley, Sr., Stanley H. Meadows, Emily Heisley Stoeckel, Andrew G.C. Sage II, Kathleen A. Cote, W.C.I. Acquisition Corp., The Heico Companies, LLC, J.O. Hambro Capital Management Ltd. and Worldport Communications, Inc. was filed in the Court of Chancery of the State of Delaware (Case No. 20113-NC). The foregoing actions purport to be brought on behalf of all public stockholders of WorldPort in connection with the Offer. The actions allege, among other things, that certain of the defendants have breached their fiduciary duties to WorldPort and its stockholders. The complaints purport to seek, inter alia, a variety of relief, including in certain circumstances damages and an injunction preventing consummation of the proposed transaction. To the knowledge of W.C.I., Heico, and Mr. Heisley, the defendants believe the allegations therein to be without merit."

  •
  Schedule I of the Offer to Purchase is hereby amended and supplemented by amending and restating the heading of the schedule to read as follows:

    "Information concerning Directors and Executive officers of W.C.I., Heico and Hambro."

  •
  Schedule I of the Offer to Purchase is hereby amended and supplemented by amending and restating in its entirety the information with respect to Messrs. Heisley and Meadows as set forth below:

    "Mr. Michael E. Heisley, Sr. serves as Director, Chief Executive Officer and President of W.C.I. Acquisition Corp. Mr. Heisley has been the sole managing member of Heico and its President and Chief Executive Officer since October 1997. Mr. Heisley has also been a member of the Board of Directors of WorldPort since 1998, Chairman of the Board of Directors of WorldPort since June 1999 and Chief Executive Officer of WorldPort from April 2000 to May 2001. Mr. Heisley also serves as Chairman on the board of directors of Davis Wire Corporation. Mr. Heisley is a citizen of the United States.

    Mr. Stanley H. Meadows serves as Director and Assistant Secretary of W.C.I. Acquisition Corp. Mr. Meadows has served as Assistant Secretary of The Heico Companies, L.L.C. since October 1997. Mr. Meadows has also been a member of the Board of Directors of WorldPort since December 1998 and has served as Secretary or Assistant Secretary of WorldPort since July 2000. Mr. Meadows is the president of a professional corporation that is a partner at the law firm of McDermott, Will & Emery since 1985. Mr. Meadows is a citizen of the United States."

  •
  Schedule I of the Offer to Purchase is hereby amended and supplemented to add the following disclosure at the end of the schedule:

    "Directors and Officers of Heico

    Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each executive officer of Heico that is not listed above. Heico does not have a Board of Directors. Mr. Heisley is the sole managing member of Heico. The principal address of Heico and, unless indicated below, the current business address for each individual listed below is 5600 Three First National Plaza, Chicago, Illinois 60602; Telephone: (312) 419-8220.

Name	Age	Position
Richard Dentner	64	Executive Vice President and Chief Operating Officer
Lawrence Wolsky	58	Executive Vice President and Chief Financial Officer

    Mr. Dentner has served as Executive Vice President and Chief Operating Officer of Heico since 1990. Mr. Dentner is a citizen of the United States.

    Mr. Wolsky has served as Executive Vice President and Chief Financial Officer of Heico since 2000. Prior to that time, since 1996, he was Executive Vice President and Chief Financial Officer of Pettibone LLC, a company owned by Heico. Mr. Wolsky is a citizen of the United States.

    Directors and Officers of Hambro

    Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Hambro that is not listed above. The principal address of Hambro and, unless, indicated below, the current business address for each individual listed below is Ryder Court, 14 Ryder Street, SW1Y 6QB, London, England.

Name	Age	Position
James Daryl Hambro	53	Managing Director
Malcolm Robert King	45	Director
Nichola Pease	41	Director and Chief Executive
Basil Postan	56	Director
Robert George Barrett	61	Director
Nicholas James Measham	44	Director
William Vinke	37	Director
Graham Warner	52	Director

    Mr. James Daryl Hambro serves as Managing Director of J O Hambro Capital Management Limited. From 1992 to 1995 he was an Executive Director of Hambros Bank with responsibility for International Operations. In July 1994 he was appointed Director of Hambro. Mr. Hambro is Chairman of Ashtenne Plc and of Singer & Friedlander AIM VCT 2. He is also on the boards of Capital Opportunities Trust Plc, Enterprise Capital Plc, Primary Health Properties Plc and Wiltons (St James's) Ltd. Mr. Hambro is a British citizen.

    Mr. Malcolm Robert King serves as Director of J O Hambro Capital Management Limited. As a Chartered Accountant at Peat Marwick Mitchell, he worked for six years in corporate finance and risk arbitrage. Mr. King joined Hambro in April 1997. Mr. King is a British citizen.

    Ms. Nichola Pease serves as Director and Chief Executive of J O Hambro Capital Management Limited. From 1983 onwards she was a Fund Manager at Kleinwort Benson and Citibank until she became Chief Executive of Smith New Court Europe in 1987. Ms. Pease was also a main board director of Smith New Court Plc until its merger with Merrill Lynch in 1995. In 1996 she joined Rowe Price Fleming International as a Senior Fund Manager where she remained until joining Hambro in May 1998 as its Chief Executive. She is also a Director of Northern Rock Plc and the Grainger Trust Plc. Ms. Pease is a British citizen.

    Mr. Basil Postan serves as Director of J O Hambro Capital Management Limited. He joined Hambro in May 1998 as Director in charge of Hedge Funds and Investment Manager of the Trident European Fund. He worked as a European analyst from 1967 to 1982, latterly for Cazenove & Co. From 1982 to 1986, Mr. Postan was Senior Investment Portfolio Manager at Citibank NA. From 1986 to 1989 he held senior positions at Morgan Grenfell Securities and Dillon Read Ltd. In 1990 he became Managing Director of Nomura International Plc where he was also Head of Research and Co-Head of Equities. In 1995 he joined Credit Lyonnais

    Securities Europe as Head of Research and Deputy Head of Securities. Mr. Postan is a British citizen.

    Mr. Robert George Barrett serves as Director of J O Hambro Capital Management Limited. He has 30 years' experience in the financial services industry. He joined Hambro in May 1998. He is a Chartered Accountant and was Finance and Compliance Director at GFM International Investors, Inc. for 2 years. Prior to this Mr. Barrett spent 5 years with Draycott Partners Limited, the international investment management subsidiary of a New England Insurance Company, as head of Compliance and Operations. Mr. Barrett is a British citizen.

    Mr. Nicholas James Measham serves as Director of J O Hambro Capital Management Limited. From 1983 to 1992 he led the Telecoms research team at UBS Securities. In 1992 he moved to Brinson Partners (later taken over by UBS Asset Management). While with Brinson, Mr. Measham became Head of European Equity Research, responsible for a team of 18 analysts and a portfolio of assets in excess of £10 bn. In July 2001, he joined Hambro. Mr. Measham is a British citizen.

    Mr. Willem Vinke serves as Director of J O Hambro Capital Management Limited. Willem Vinke joined Hambro in August 2002 as a Hedge Fund Manager. He joined the Board on October 30, 2002. Prior to this Mr. Vinke spent ten years working in the London offices of Morgan Stanley in a number of roles in the fixed income division, institutional investment asset management and investment banking. His most recent responsibilities combined the role of equity analyst and fund manager in the London Equity Value team. Willem was Head of the European Value product as well as co-manager on a range of European, Global and International Small Cap Value products. He is a Chartered Financial Analyst and holds an MSc in economics from the London School of Economics. Mr. Vinke is a Dutch citizen.

    Mr. Graham Warner serves as Director of J O Hambro Capital Management Limited. He is a Chartered Accountant with 25 years' experience of financial management in banking and investments services in the UK and abroad. Mr. Warner joined Hambro as Finance Director in June 2000 from Merrill Lynch Mercury Asset Management where he was Head of Investment Trust Accounting. Mr. Warner is a British citizen.

  •
  Schedule II of the Offer to Purchase is hereby amended and supplemented to add the following disclosure to the table on that Schedule:

Name	Number of Shares Beneficially Owned	% of Total
Richard Dentner	0	0
Lawrence Wolsky	0	0
James Daryl Hambro	0	0
Malcolm Robert King	0	0
Nichola Pease	0	0
Basil Postan	0	0
Robert George Barrett	0	0
Nicholas James Measham	0	0
Willem Vinke	0	0
Graham Warner	0	0

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

W.C.I. ACQUISITION CORP.
	By:	/s/ STANLEY H. MEADOWS
	Name:	Stanley H. Meadows
	Title:	Assistant Secretary
THE HEICO COMPANIES, L.L.C.
	By:	/s/ MICHAEL E. HEISLEY, SR.
	Name:	Michael E. Heisley, Sr.
	Title:	Manager and President
	By:	/s/ MICHAEL E. HEISLEY, SR.
	Name:	Michael E. Heisley, Sr.
Dated: January 17, 2003

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INTRODUCTION
  ITEMS 1 THROUGH 9 AND 11 THROUGH 13
SIGNATURE